
10015982


FILTRONA

Filtrona plc

30 June 2010

File No: 82-34882

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
100 F Street N.E
Washington, D.C. 20549
USA

Dear Sir/Madam

Information Furnished Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Filtrona plc ("Filtrona"), a public limited company organised under the laws of England and Wales in connection with Filtrona's exemption from Section 12(g) of the Securities and Exchange Act of 1934 granted under Rule 12g3-2(b) thereunder, hereby furnishes to the Securities and Exchange Commission the following:

- Copies of Regulatory Announcements made by Filtrona under the Listing Rules of the United Kingdom Listing Authority since 31 May 2010, when we last wrote to you.

Kindly acknowledge receipt of the enclosed materials by stamping the enclosed copy of this letter and returning it to our above address in the envelope provided.

Please do not hesitate to contact me if you have any queries.

Yours faithfully

V-Ward

Victoria Ward
Personal Assistant

Avebury House, 201-249 Avebury Boulevard, Milton Keynes MK9 1AU, UK.
Telephone: +44 (0)1908 359100 Fax: +44 (0)1908 359120.
e-mail: enquiries@filtrona.com website: www.filtrona.com

Filtrona plc. Registered Office: Avebury House, 201-249 Avebury Boulevard, Milton Keynes MK9 1AU, United Kingdom. Registered in England No. 5444653
VAT Registered No GB 243 2909 68

16 June 2010

Filtrona plc

Trading Update

Filtrona plc ("Filtrona" or the "Company"), the leading international supplier of speciality plastic and fibre products, today issues the following update on trading in respect of the period from 1 January 2010 to 5 June 2010.

All statistics and qualitative statements made below relate to continuing operations and therefore exclude the North American Plastic Profile & Sheet business, the disposal of which completed on 27 March 2009.

In its IMS published on 22 April 2010, Filtrona stated that the Company's overall performance during the first quarter[1] of 2010 had been ahead of the Board's expectations and trading for the 9 week period to 5 June 2010 has also been stronger than previously expected. Since the first quarter[1], revenue growth within the higher margin divisions of Protection & Finishing Products and Porous Technologies has accelerated, albeit against weaker prior year comparables, and the Coated & Security Products division has also delivered encouraging revenue growth. The Filter Products division has continued to trade in line with first quarter[1] trends.

As a result of cumulative trading from 1 January 2010 to 5 June 2010, it is now anticipated that the Company's performance for the half year ending 30 June 2010 will be materially ahead of the Board's previous expectations.

An outlook statement for the full year will be issued on 26 August 2010, with the results for the half year ending 30 June 2010.

[1] Period from 1 January 2010 to 3 April 2010.

Enquiries

Filtrona plc

Mark Harper, Chief Executive

Steve Crummett, Group Finance Director

Tel: 01908 359 100

Financial Dynamics

Richard Mountain

Sophie Kernon

Tel: 020 7269 7291

File No: 82-34882

Notes to Editors

Filtrona plc is a leading international supplier of speciality plastic and fibre products. Further information can be found on the website www.filtrona.com.

Protection & Finishing Products
A global market leading provider of product protection and finishing solutions, manufacturing and distributing plastic injection moulded, dip moulded, adhesive-coated foam and metal products. 40 operating units in 14 countries serve a very broad base of customers with a rapid supply of primarily plastic products for protection and finishing applications in industries such as hydraulics, pneumatics, oil and gas, electrical controls, point of sale and tubular metal products.

Porous Technologies
The leading global technology developer and manufacturer of custom bonded fibre and hydrophilic foam fluid and vapour handling components delivering high value and precision performance to many of the most well-known consumer, industrial and medical brand owners in the world. The components are used in a wide range of product applications including medical diagnostics and wound care, inkjet printer cartridges, writing instruments, and air fresheners.

Coated & Security Products
The global market leading producer of high quality self-adhesive tear tape and a growing supplier of products and technologies for brand protection, document authentication, personal identification and track and trace. Customers in over 100 countries are served from facilities operating in six countries. Also includes plastic profile extrusion activities in The Netherlands.

Filter Products
This division is the only global independent cigarette filter supplier. The 12 worldwide locations, including a UK-based research facility and three regional development centres provide a flexible infrastructure strategically positioned to serve the cigarette industry. The division supplies a wide range of value adding high quality innovative filters from monoacetate to multi-segment speciality filters with sophisticated adsorbent materials.


FSA

File No: 82-34882

Financial Services Authority

TR-1: NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:	Filtrona plc
2. Reason for notification (please tick the appropriate box or boxes):	
An acquisition or disposal of voting rights	X
An acquisition or disposal of qualifying financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	
An acquisition or disposal of instruments with similar economic effect to qualifying financial instruments	
An event changing the breakdown of voting rights	
Other (please specify):______________	
3. Full name of person(s) subject to the notification obligation:	OppenheimerFunds, Inc ("OFI")
4. Full name of shareholder(s) (if different from 3.):	
5. Date of the transaction and date on which the threshold is crossed or reached:	9 June 2010
6. Date on which issuer notified:	10 June 2010
7. Threshold(s) that is/are crossed or reached:	7% (OFI position increased to 7.0028%)

File No: 82-34882

8. Notified details:

Registered Office: Avebury House, 201-249 Avebury Boulevard, Milton Keynes Buckinghamshire, MK9 1AU

Registered Number: 05444653

T: +44 (0) 1908 359100; F: +44 (0) 1908 359120

Company Secretary: Jon Green

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	Situation previous to the Triggering transaction		Resulting situation after the triggering transaction				
	Number of Shares	Number of Voting Rights	Number of shares	Number of voting rights		Percentage of voting rights	
				Direct	Indirect	Direct	Indirect
(GB00B0744359)	12,531,597	12,531,597	14,402,019		14,402,019		7.0028%

B: Qualifying Financial Instruments

Resulting situation after the triggering transaction				
Type of financial instrument	Expiration date	Exercise/ Conversion Period/ Date	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights

C: Financial Instruments with similar economic effect to Qualifying Financial Instruments						
Resulting situation after the triggering transaction						
Type of financial instrument	Exercise price	Expiration date	Exercise / conversion period	Number of voting rights instrument refers to	% of voting rights	
					Nominal	Delta

Total (A+B+C)	
Number of voting rights	**% of voting rights**
14,402,019	7.0028%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:
The percentage of holdings noted above is based on total outstanding shares of 205,662,191. Massachusetts Mutual Life Insurance Company is the Parent Company of OppenheimerFunds, Inc ("OFI").

Proxy Voting:	
10. Name of the proxy holder:	
11. Number of voting rights proxy holder will cease to hold:	
12. Date on which proxy holder will cease to hold voting rights:	
13. Additional information:	
14. Contact name:	Patricia Kendall Filtrona plc
15. Contact telephone number:	01908 359100